82-2142

invensys

BTRsec/RLS Admin/Letters/2003/0021

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03007602

03 March 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/28

Copy to: Mr. B. Mangino
Mr. M. Downing

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2003
WASH. D.C. 155

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
28/02/2003 18:42

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:1697I
Invensys PLC
28 February 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. These holdings form part of funds managed on behalf of clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bankers Trust Company	188,860
Bank of New York Europe Ltd	85,279
Bank of New York	2,929,833
Chase Nominees Ltd	63,530,732
Citibank Nominees Limited	565,820
Clydesdale Bank plc	4,931,405
Deutsche Bank AG	801,917
Merrill Lynch	5,195,042

Northern Trust Company	4,170,052
Royal Trust Corp of Canada	10,337,993
State Street Nominees Limited	9,155,567

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

28 February 2003

11) Date company informed

28 February 2003

12) Total holding following this notification

101,892,500

13) Total percentage holding of issued class following this notification

2.9114%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 28 February 2003

The company news service from the London Stock Exchange

END

HOLSEIFAASDSEEE

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